UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilead Sciences, Inc.

File No. 000-15094 - CF#26726

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Gilead Sciences, Inc. (successor to Vestar, Inc.) submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information Vestar, Inc. excluded from the Exhibits to a Form 10-Q filed on August 14, 1991.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through May 2, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel